July 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Actuate Therapeutics Inc.
Registration Statement on Form S-1, as amended (File No. 333-279734)
Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on July 15, 2024, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Eastern Time, on July 17, 2024. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

Titan Partners Group LLC,
a division of American Capital Partners, LLC

By:	/s/ Sanjay Allahdad
Name:	Sanjay Allahdad
Title:	Authorized Representative